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                                                        Exhibit 35


                        [WLR FOODS, INC. LETTERHEAD]


1994 THIRD QUARTER REPORT


April 28, 1994


Dear Fellow Shareholder:

[We are enclosing your quarterly dividend check representing a dividend of $.08 per share payable to WLR Foods shareholders of record on April 15. This regular quarterly dividend is the 97th consecutive dividend paid to shareholders dating back to 1969 when Wampler Foods, Inc., WLR Foods predecessor, first initiated dividend payments. If you participate in our dividend reinvestment plan, you will receive your quarterly activity statement within two weeks.]

[By now you should have received (or your account will have been credited with) your WLR Foods quarterly dividend payment of $.08 per share payable to shareholders of record on April 15. The regular quarterly dividend is the 97th consecutive dividend paid to shareholders dating back to 1969 when Wampler Foods, Inc., WLR Foods predecessor, first initiated dividend payments.] [Alternate paragraph for street name shareholders.]

Today WLR Foods reported favorable operating results for the third quarter and first nine months of 1994. The earnings results are particularly encouraging in light of our determination to not let Tyson Foods' hostile takeover attempt interrupt the successful operation of the Company.


           FINANCIAL HIGHLIGHTS -- THIRD QUARTER AND NINE MONTHS

o Net earnings reached $1,303,000 or $0.12 per share for the third quarter compared to net earnings available to common shareholders of $912,000 or $0.10 per share for the same quarter last year.

o Net sales for the third quarter increased 14.4% to $171,090,000 compared to $149,575,000 for the same quarter last year.

o Net earnings were $9,220,000 or $0.84 per share for the three quarters this fiscal year compared to net earnings available to common shareholders of $7,082,000 or $0.81 per share for the first three quarters last fiscal year.

o Net sales increased 21.9% to $532,433,000 for the three quarters of fiscal 1994 compared to $436,942,000 for the first three quarters of fiscal 1993.

o At quarter end, WLR Foods financial condition was strong: working capital reached $68,114,000 with a current ratio of 2.0 to 1; and total debt to total capitalization was 31.5%.

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We are pleased to report these favorable financial results which were achieved despite higher feed ingredient costs and Tyson's hostile takeover attempt. Increased sales were as planned, right on schedule, and are concrete evidence that WLR Foods investments are now building value for our shareholders. Increased profits, comparing third quarter this year and last, indicate substantial operational improvements even after we factor in approximately $7 million of increased feed ingredient costs and approximately $1 million of expenses to resist Tyson's hostile takeover efforts. Earnings for the quarter would have been nearly $0.50 per share without these two extra costs. Considering the extraordinarily severe winter weather, we are encouraged about our improved earnings capacity.

WLR Foods financial results are tangible evidence that your Company's significant investments -- particularly its five-year $133,700,000 capital expenditure program -- are beginning to pay meaningful benefits for shareholders. We believe these strong earnings results clearly support the Board of Directors' position that the interests of WLR Foods and its shareholders will best be served if WLR Foods remains independent and continues to pursue its successful business plan. We are committed to further strengthening WLR Foods performance.

                               A LOOK FORWARD

We believe feed costs peaked during the quarter with an estimated 14% increase. Average quoted commodity prices of chicken and turkey increased approximately 4.5%, a positive trend that seems to be continuing in the fourth quarter. WLR Foods also benefitted, and will continue to benefit, from two significant developments: the consolidation of our two poultry subsidiaries into a single company, Wampler-Longacre, Inc., effective January 1, 1994; and achievement of full production this quarter at the Moorefield, West Virginia chicken complex.

These factors make us excited about our future prospects. With feed costs decreasing, continued favorable chicken and turkey pricing, full production and cost reductions arising from the consolidation of our poultry operations, we expect a strong fourth quarter, even with feed costs remaining above last year and the costs associated with the Tyson takeover attempt. BUILDING VALUE FOR WLR FOODS SHAREHOLDERS CONTINUES TO BE OUR TOP PRIORITY, AND WE ARE PLEASED TO SEE RESULTS OF THAT COMMITMENT.
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Our achievements to date were further underscored this quarter by WLR Foods first-time ranking in the Fortune 500 list of the nation's top companies which placed our company at number 498. Among 49 food companies included, WLR Foods ranked second in both sales and profitability growth, growing 20% in sales over fiscal 1992, and 148% in profits over fiscal 1992. THIS REMARKABLE ACCOMPLISHMENT IS YET ANOTHER PROMISING INDICATOR OF THE FULL POTENTIAL OF WLR FOODS.

Together we have an exciting future which is now coming into clear focus.
In light of our bright prospects and potential from which shareholders should benefit, we will continue to oppose Tyson's inadequate offer and we urge you to do the same. We also urge shareholders to sign, date, mark
AGAINST and mail your WHITE proxy card for the May 21 Special Meeting. A duplicate WHITE card is enclosed for your convenience. REMEMBER, DO NOT RETURN TYSON'S BLUE CARD. ALL YOU NEED TO DO IS VOTE AGAINST THE PROPOSAL ON THE WHITE CARD.

If you have any questions, please call us at (703) 896-7001. You may also call D.F. King & Co., Inc., which is assisting us, toll free at (800) 669-5550.

Your Board of Directors joins me in thanking all our shareholders for their continuing support.

Sincerely,



James L. Keeler
President and Chief Executive Officer

                                 IMPORTANT

      Your vote is important. Regardless of the number of shares of WLR Foods common stock you own, please vote as recommended by your Board of Directors by voting AGAINST the Tyson proposal (Proposal 1). To do so, please take these two simple steps:

      1.    PLEASE SIGN, DATE, MARK AGAINST AND PROMPTLY MAIL
            THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID
            ENVELOPE PROVIDED.

      2.    DO NOT RETURN ANY PROXY CARDS SENT TO YOU BY TYSON.

      If you have any questions or need assistance in voting your shares, please call us at (703) 896-7001. You may also call D.F. King & Co., Inc., which is assisting us, toll-free at 800-669-5550.
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               CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
                   (in thousands, except per share data)

                                                             Thirteen Weeks Ended          Thirty-Nine Weeks Ended
                                                         4/2/94           3/27/93           4/2/94         3/27/93
 Net sales                                       $      171,090   $       149,575  $       532,433   $     436,942
 Cost of sales                                          152,559           133,432          468,369         380,792
 Gross profit                                            18,531            16,143           64,064          56,150
 Selling, general and administrative expenses            15,360            13,262           45,699          40,377
 Operating income                                         3,171             2,881           18,365          15,773
 Other expense                                            1,048               826            3,332           2,135
 Earnings before income taxes and minority
    interest                                              2,123             2,055           15,033          13,638
 Income tax expense                                         817               781            5,787           5,149
 Minority interest in net earnings of
    consolidated subsidiary                                   3                 5               26              18
 Net earnings                                    $        1,303   $         1,269  $         9,220   $       8,471
    Less preferred dividends declared                        --               357               --           1,389
 Net earnings available to common
    shareholders                                 $        1,303   $           912  $         9,220   $       7,082
 Net earnings per common share                   $         0.12   $          0.10  $          0.84   $        0.81
 Average common shares outstanding                   10,967,244         9,228,258       10,962,059       8,763,675
 Capital expenditures                            $        5,594   $         5,113  $        13,700   $      26,701
 Depreciation expense                                     5,391             4,709           15,901          12,544

                        CONSOLIDATED BALANCE SHEETS
                               (in thousands)

                                                                                         4/2/94              7/3/93
                                                                                      (unaudited)
 Assets
    Current assets
      Cash and cash equivalents                                                       $       411        $       680
      Accounts receivable, net                                                             42,266             41,090
      Inventories                                                                          82,905             76,728
      Other current assets                                                                 10,292              1,309
    Total current assets                                                                 $135,874           $119,807
 Property, Plant and Equipment                                                            139,892            140,540
 Other Assets                                                                               5,094              5,279
 Total Assets                                                                            $280,860           $265,626

 Liabilities and Shareholders' Equity
    Current liabilities
      Notes payable to banks                                                            $  10,600          $  12,900
      Current maturities of long-term debt                                                  6,275              6,381
      Trade accounts payable                                                               20,396             18,451
      Other current liabilities                                                            30,489             24,566
    Total current liabilities                                                              67,760             62,298
 Long-term debt, excluding current maturities                                              51,813             52,253
 Other liabilities and deferred credits                                                    12,076              8,820
 Total liabilities                                                                        131,649            123,371
 Total shareholders' equity                                                               149,211            142,255
 Total Liabilities and Shareholders' Equity                                              $280,860           $265,626

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                              WLR FOODS, INC.
                               P.O. BOX 7000
                             BROADWAY, VA 22815

    THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF WLR FOODS, INC.
      FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD MAY 21, 1994



The undersigned hereby appoints Charles L. Campbell and William H. Groseclose and either of them proxies for the undersigned with full power of substitution or resubstitution to vote all shares of common stock of WLR Foods, Inc. which the undersigned is entitled to vote at the Special Meeting of shareholders of the Company scheduled to be held on May 21, 1994, and any adjournments or postponements thereof, hereby revoking all prior proxies on the matters set forth below as follows:


                  THE BOARD UNANIMOUSLY RECOMMENDS A VOTE
                   'AGAINST' THE FOLLOWING TYSON PROPOSAL

1. PROPOSAL BY TYSON FOODS, INC. TO AUTHORIZE VOTING RIGHTS FOR THE SHARES WHICH TYSON AND ITS ASSOCIATES HAVE ACQUIRED OR MAY ACQUIRE IN
   CONNECTION WITH THEIR OFFER TO BUY WLR FOODS

            [ ] AGAINST         [ ] FOR         [ ] ABSTAIN

2. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

IF PROPERLY EXECUTED, THE SUBMISSION OF THIS PROXY REVOKES ALL PRIOR
PROXIES
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SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED
HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN BY THE UNDERSIGNED SHAREHOLDER(S), SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AGAINST THE TYSON PROPOSAL (PROPOSAL NO. 1).


PLEASE SIGN, DATE, MARK AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED
ENVELOPE.


                                    Please sign exactly as name appears at
                                    left
                                    Date _________________________
                                    ______________________________
                                                Signature
                                    ______________________________
                                        Signature if Held Jointly


                                    IMPORTANT: WHEN STOCK IS IN TWO OR MORE
                                    NAMES, ALL SHOULD SIGN. WHEN SIGNING AS
                                    AN ATTORNEY-IN-FACT, EXECUTOR,
                                    ADMINISTRATOR, TRUSTEE, GUARDIAN,
                                    PARTNER OR OFFICER OF A CORPORATION,
                                    GIVE TITLE AS SUCH. IF A CORPORATION,
                                    PLEASE SIGN IN CORPORATE NAME BY
                                    PRESIDENT OR OTHER AUTHORIZED OFFICER.
                                    IF A PARTNERSHIP, PLEASE SIGN IN
                                    PARTNERSHIP NAME BY AN AUTHORIZED
                                    PERSON.